Exhibit 99.1

Fenbo Holdings Limited Taps into AI Innovations through Investment in a U.S. AI Focused Fund

Hong Kong, August 29, 2024 (GLOBE NEWSWIRE) — Fenbo Holdings Limited (the “Company” or “Fenbo”), an established original equipment manufacturer (OEM) for Spectrum Brands, a global home essentials company, producing electrical hair styling products under the “Remington” brand, today announced the Company has entered into a subscription agreement (the “Agreement) to make an initial $150,000 strategic investment in a U.S. Artificial Intelligence (“AI”) focused investment fund. (the “Fund”). This move positions Fenbo to leverage the Fund’s expertise in cutting-edge AI technologies and permits it to evaluate the potential impact of AI on the development of the Company’s products.

The Fund is targeting capital commitments of up to $20 million, although the general partner, in its sole discretion, may accept Capital Commitments of a lesser or greater amount. Its investment objective is to generate attractive returns for its limited partners, according to the terms of the Fund.

The Fund is a Delaware limited partnership that will specialize in making direct venture capital investments in early-stage and growth-stage private technology companies, with a particular emphasis on financial technology (FinTech), blockchain/web3, and enterprise technology. It is managed by a Delaware-based investment management firm (the “Firm”). The investment Firm believes that AI represents a greater investment opportunity than the internet did at its inception - and that AI is a must-do investment opportunity. This year the Firm has been putting together a new Fund to invest into the leading private companies in this industry (e.g., OpenAI). In addition to the access, what gives the firm an edge is analysis of the macroeconomy and stock market leveraging based upon their team’s background.

The rise of artificial intelligence has transformed the landscape of numerous industries, empowering organizations to streamline operations, enhance decision-making, and unlock new opportunities for innovation. Therefore, the Company is proactively positioning itself to explore and evaluate the potential of AI to benefit its customer.

“The Fund’s focus on AI-driven technologies aligns perfectly with our vision for the future of enterprise software,” said Mr. Allan Li, Chairman and CEO of the Company. “By investing in this Fund, we may gain access to a curated portfolio of innovative startups and as well as the potential guidance of industry experts, which will assist us in identifying and evaluating AI solutions that may improve our products, our customer’s experience and business outcomes.”

About Fenbo Holdings Limited

Headquartered Hong Kong and through its operating subsidiaries in Hong Kong and Guangdong Province, Fenbo represents over 30 years of experience producing personal care electric appliances (principally electrical hair styling products) and toy products to overseas markets. The Company, since 2006. also has served as an OEM for Spectrum Brands, a global home essentials company, and its sole customer, producing electrical hair styling products, under the “Remington” brand which Spectrum Brands has the right of the use of, and which it currently sells to Europe, the United States and Latin America. For more information, please visit: http://www.fenbo.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

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Phone: +86 13811768599

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